UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67858 / September 14, 2012

Admin. Proc. File No. 3-14815

In the Matter of

4C CONTROLS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by 4C Controls, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice, [1] that the initial decision of the administrative law judge [2] has become the final decision of the Commission with respect to 4C Controls, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered securities of 4C Controls, Inc., is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]   17 C.F.R. ' 201.360(d).

[2]   *4C Controls, Inc.*, Initial Decision Release No. 466 (Aug. 7, 2012).

INITIAL DECISION RELEASE NO. 466
ADMINISTRATIVE PROCEEDING
File No. 3-14815

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	INITIAL DECISION AS TO
ADVANCED BIOPHOTONICS, INC.,	:	4C CONTROLS, INC.
ADVANCED VIRAL RESEARCH CORP.,	:	August 7, 2012
BRANTLEY CAPITAL CORP.,	:	
BRILLIANT TECHNOLOGIES CORPORATION,	:	
4C CONTROLS, INC., and	:	
2-TRACK GLOBAL, INC.	:	

APPEARANCES: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

Richard I. Anslow and Christine Melilli for 4C Controls, Inc.

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on March 29, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that six Respondents have securities registered with the Commission pursuant to Exchange Act Section 12(g) and have not filed required periodic reports with the Commission. The last Respondent was served with the OIP on April 5, 2012. 4C Controls, Inc. (4C Controls), filed an Answer and participated in prehearing conferences on April 18, May 29, and July 16, 2012. An Initial Decision was due by August 3, 2012.

On April 24, 2012, I issued an Order Making Findings and Revoking Registrations by Default as to Advanced BioPhotonics, Inc., Advanced Viral Research Corp., and Brantley Capital Corp. See Advanced BioPhotonics, Inc., Exchange Act Release No. 66849.

On July 20, 2012, the Commission issued and Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Exchange Act as to Brilliant Technologies Corporation. See Advanced BioPhotonics, Inc., Exchange Act Release No. 67473.

On July 24, 2012, I issued an Initial Decision as to 2-Track Global, Inc. See Advanced BioPhotonics, Inc., Initial Decision Release No. 465. The Initial Decision did not reach any legal conclusions as to 4C Controls, based on my belief that 4C Controls would enter an Offer of Settlement with the Division of Enforcement. However, on August 2, 2012, 4C Controls filed a letter requesting additional time to make the missing filings.

Findings of Fact

4C Controls, Central Index Key No. 1318820, is a revoked Nevada corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). In its Answer filed on April 27, 2012, 4C Controls acknowledged that it has not filed periodic reports required from companies with securities registered with the Commission pursuant to Exchange Act Section 12(g). 4C Controls' Answer did not deny that: (1) its most recent filing was a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $5,518,534 for the prior nine months; and (2) as of March 26, 2012, its common stock was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). OIP at 2.

At the prehearing conference on April 18, 2012, 4C Controls thought it could make the missing filings within 120 days. Tr. 15-16. I made it clear that Respondents had to make the filings before the August 3, 2012, deadline for an Initial Decision, or I would revoke the registration of their registered securities. Tr. 19. At the prehearing conference on May 29, 2012, 4C Controls stated that it had retained an auditor and its goal was to make the filings by the end of July. Tr. 32-33. I again made it clear that the proceeding had to be completed by August 3, 2012, and that Respondents had to tell me by mid-July whether or not they had filed their missing periodic reports. Tr. 35-36. At the prehearing conference on July 16, 2012, 4C Controls stated it was working on the filings but they had not been filed. Tr. 43-44.

Conclusions of Law

I DENY 4C Controls' request for additional time to make the missing periodic filings because I have allowed the company several months to remedy serious, long-standing violations, which are not in dispute, and it has failed to do so.

Section 13(a) of the Exchange Act requires that every issuer of a security registered pursuant to Section 12 of the Exchange Act file with the Commission information, documents, and annual and quarterly reports as the Commission may require. Commission Rules 13a-1 and 13a-13 require that issuers file annual and quarterly reports, respectively. 17 C.F.R. §§ 240.13a-1, .13a-13. The case law is absolute that accurate periodic financial reports are necessary for the protection of investors. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history):

> The reporting requirements of the [Exchange Act are] the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress

has extended the reporting requirements even to companies which
are "relatively unknown and insubstantial."

The undisputed evidence is that the allegations in the OIP are true; 4C Controls has violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of 4C Controls is both necessary and appropriate for the protection of investors.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the registration of the registered securities of 4C Controls, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

_____
Brenda P. Murray
Chief Administrative Law Judge